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August 17, 2006

VIA FACSIMILE AND U.S. MAIL
---------------------------

Mr. John D. Reynolds
Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
100 F.  Street, N.W.
Mail Stop 7010
Washington, DC  20549-7010

RE:      CORD BLOOD AMERICA, INC.
         FORM SB-2, AMENDMENT 1 FILED JULY 14, 2006
         FILE NO. 333-131819

Dear Mr.  Reynolds:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated August 14, 2006 regarding Registration Statement on Form SB-2, File No. 333-131819.


GENERAL

COMMENT  1:       Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

RESPONSE:         As a holder of the Company's convertible debt, Cornell's
                  relationship with the Company with respect to such debt is merely as a creditor of the Company and, therefore, the Company is not controlled by Cornell within the meaning of the definition of "subsidiary" in Rule 405. As a result, the Company is eligible to file a shelf registration statement to cover the resale of the shares of common stock held by Cornell. If at such time Cornell shall convert its debt and retain the shares so issued, such that the Company would be deemed to be its subsidiary under Rule 405, the Company acknowledges and agrees that Cornell would no longer be entitled to resell shares under the registration statement on a shelf basis, unless, at that time, such resales were otherwise eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(x).

                  As the holder of the Company's convertible debt, Cornell has no rights as a stockholder. We note further that the debt instruments do not provide Cornell with any control over the business or affairs of the Company. As the holder of the notes, Cornell has no right to nominate, appoint, or vote for directors, and Cornell has no representatives or affiliates that serve as directors of the Company. Moreover, the debt instruments do not limit the ability of the Company to transact business, or otherwise require Cornell to consent to the Company's conduct of business in the ordinary course. The Company notes for the Staff's reference that Cornell does have certain limited rights relating to (a) restrictions on transactions with affiliates, (b) restrictions on issuances of capital stock (or rights to acquire capital stock) at a discount and (c) preferential rights in connection with future equity financings (as contained in Sections 4(i), (k) and (m), respectively, of the Securities Purchase Agreement). However, these limited rights do not give Cornell control of the Company.

Mr. John D. Reynolds
United States Securities and Exchange Commission
August 17, 2006
Page 2

                  Despite the number of shares being registered on behalf of Cornell, based on the nature of the transaction, the Company believes that the offering covered by this Registration Statement is a secondary offering. In telephone interpretation D-29 that describes the importance of identifying whether "a purported secondary offering is really a primary offering" and, therefore, "the selling shareholders are and should be treated as underwriters selling on behalf of an issuer," it is suggested that consideration be given to:

                  o How long the selling security holder has held the shares;

                  o The circumstances under which the securities were acquired;

                  o The relationship between the selling security holder and the issuer;

                  o     The amount of the securities involved;

                  o Whether the selling security holder is in the business of underwriting securities; and

                  o Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

                  We believe that a fair consideration of these factors will lead to the conclusion that Cornell Capital, a selling security holder named in this Registration Statement, is not an underwriter acting on behalf of the Company, the issuer. We also note that Cornell Capital's investment was made a number of months ago in good faith and in strict accordance with the guidance that was then prevailing.

                  Cornell agreed to acquire the securities on September 9, 2005 subject only to conditions outside its control and has held the securities acquired on September 9, 2005 and December 28, 2005 (The date of the second tranche of the debentures) since those times. It invested in the Company at a time when the Company needed a significant cash infusion for operating capital. Prior to the completion of the transaction, there was no relationship between Cornell Capital and the Company. Cornell Capital has advised the Company that it is regularly engaged as an investor in purchasing securities of the type involved here in similar transactions and that it is not a broker-dealer or involved in the business of underwriting securities.

Mr. John D. Reynolds
United States Securities and Exchange Commission
August 17, 2006
Page 3

                  The focus of the analysis should be placed, not on the number of shares being registered to cover a potential decline in market price, but on the numbers of shares that are currently issuable. As discussed in the registration statement, the debentures contain a restriction that does not allow Cornell to convert under the debenture, if giving effect to the conversion, it would cause the aggregate number of shares beneficially named by Cornell and its affiliates to exceed 4.99%. Giving effect to the 4.99% limitation, Cornell would only be able to convert its debentures into 2,023,038 shares. Thus, it would take considerable time before Cornell would be in a position to resell a significant number of the Company's shares during which time its investment would remain at risk. In view of the 4.99% limitation set forth in the debentures, the Company believes that number of shares issuable to Cornell is not material for purposes of the assessment under the telephone interpretation.

                  In American Council of Life Insurance (available June 10,
                  1983), the staff rejected the "presumptive underwriter" doctrine, at least in the case of an institutional investor purchasing in the ordinary course of its investment activities without arrangements for a redistribution. As discussed above, Cornell is in institutional investor and it purchased the Company's convertible debentures in its ordinary course of investment activities. Cornell also had not made arrangements for a redistribution. We believe that there are parallels with American Council of Life Insurance that suggest that the Staff should not treat Cornell as an underwriter here, but rather as a selling stockholder under a secondary shelf registration statement.

                  The PIPEs marketplace continues its dynamic role in the capital formation process for small capitalization companies seeking growth capital. During 2006, over 1,300 PIPE deals led to investments, in the aggregate, of over $22 billion. Cornell Capital has been making direct investments in publicly traded companies since 2001. Cornell and other PIPE investors play an important role in the capital formation process for smaller companies that may be denied access to other forms of financing.

Mr. John D. Reynolds
United States Securities and Exchange Commission
August 17, 2006
Page 4

                  We believe that the circumstances above, the lack of a prior relationship between the Company and Cornell Capital, and the fact that Cornell Capital is an established investor and not engaged in the business of underwriting securities, all lead to the conclusion that, under the circumstances, it does not appear that the seller is acting as a conduit for the issuer. The Company, therefore, believes that its reliance on Rule 415(a)(1)(i) to treat this transaction as a secondary shelf offering is appropriate.

                  Accordingly, we believe that it would be appropriate for the Staff to refrain from applying in these circumstances any new positions that it may be developing.

                                              Sincerely,

                                              /s/ Ronald S. Haligman
                                              ----------------------
                                              Ronald S. Haligman, Esq.